

March 4, 2025

Justin Picicci
Chief Financial Officer
RALPH LAUREN CORP
650 Madison Avenue
New York, NY 10022

      Re: RALPH LAUREN CORP
          Form 10-K for the fiscal year ended March 30 , 2024
          File No. 001-13057

Dear Justin Picicci:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing